

ThoughtShare Communications Inc.

400 – 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772


SEC MAIL
RECEIVED
PROCESSING
JAN 3 0 2002
WASH. D.C.
352
SECTION

U.S. POST OFFICE DELAYED

December 18, 2001

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.


02002872

SUPPL

Attention: Mr. Paul Dudek, Office of International Corporate Finance

Dear Sirs:

Re: ThoughtShare Communications Inc. (formerly Meteor Technologies Inc.)
12g3-2(b) Exemption #82-2442

PROCESSED
FEB 1 4 2002
THOMSON FINANCIAL

In order to maintain the above exemption in good standing, we enclose the following:

1. news release dated December 18, 2001; and
2. BC Form 53-901F dated December 18, 2001.

Yours very truly,

THOUGHTSHARE COMMUNICATIONS INC.
Per:

Marilyn Wong, Corporate Secretary

82-2442

U.S. POST OFFICE DELAYED

ThoughtShare Communications Inc.

400 – 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772



NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Convera and ThoughtShare Reach Strategic Technology Alliance for Push into Biotech and E-Learning Markets

Vancouver, BC (December 18, 2001) -- Convera (Nasdaq: CNVR) and ThoughtShare Communications have reached a key strategic technology alliance to sell Convera's search and retrieval technology in conjunction with ThoughtShare's information-organization technology throughout North America. The companies will start with a focus on biotech and e-learning markets.

The alliance agreement enables Convera's RetrievalWare® search and retrieval solution, which can intelligently access, organize and utilize the contents of 250 common corporate file formats and return results based on keyword or concept searches, to transparently work with ThoughtShare's technology. ThoughtShare's Thoughtscape technology helps researchers quickly visualize, organize and report relevant portions of those results to others in large enterprises and government departments.

Pat Condo, president and CEO, Convera, says, "This alliance will enable ThoughtShare customers to find the answers they need from whatever structured or unstructured information sources they have at their disposal by combining Convera RetrievalWare, our highly scalable and extraordinarily accurate search, retrieval and categorization solution, with ThoughtShare's personal e-research tools."

ThoughtShare President Fred Fabro says, "Our products are completely complementary. With this combination, researchers are able to quickly, easily turn the chaos of data into focused, relevant knowledge, and turn it to their competitive advantage."

"The two companies have also agreed on a marketing strategy," adds Fabro. "We both want to win more customers in the biotech and e-learning industries, so we'll focus on those areas first. The agreement also gives us the flexibility to sell Convera software and services with Thoughtscape and our services to any industry. As the relationship grows, we'll be able to easily expand into other markets with Convera's products and services, coupled with our own technology. Having Convera products and services in our briefcase will help to open a lot of doors."

ThoughtShare's major product line, called Thoughtscape, is specifically designed to make it easier to take the results of search engines and create knowledge by helping researchers package it, organize it, store it, report it and share it with others. This increases the value of the knowledge, and gives a competitive advantage to organizations that use it. Thoughtscape works well in modular combinations, and with the knowledge-management software of other companies. Until now, Thoughtscape had focused on web-based search engines, but this agreement significantly improves ThoughtShare's ability to deal with the results of searching internal libraries of data held by large enterprises.

"When we evaluate partnership opportunities like Convera, one of our main interests is the technology advantage our clients get out of the partnership," said Fabro. "The overall benefit of this agreement is our ability to be of more value to our clients. Our slogan has been that ThoughtShare tools start where search

engines stop. Well, Convera provides us with a search-engine component for our clients who need intelligent data retrieval. We'll also be able to leverage Convera's expertise in the biotech and e-learning markets as Convera targets companies in these fields. When we combine ThoughtShare's products and abilities with that of Convera's, we can provide our clients with the tools to seek out information, provide context for it -- that's when information becomes knowledge -- and then easily package and display the results."

-- 30 --

 All dollar figures mentioned are in U.S. currency unless otherwise noted.

About ThoughtShare

ThoughtShare Communications is a leading developer of knowledge technologies. These offer knowledge workers an intuitive way to extract and create knowledge from multiple information sources.

ThoughtShare's knowledge technologies include the Thoughtscape suite of personal e-research tools, which start where search engines stop. They help people increase the value of their research and gain a competitive edge in today's global marketplace.

Thoughtscape's 3-minute demo using Flash (requires sound for narration): <http://www.thoughtshare.com/products/thoughtscape/thoughtscape_flash.html>

ThoughtShare is a public company based in Vancouver, Canada, and trades on the Canadian Venture Exchange (CDNX) under the symbol THO.V.

ThoughtShare Investor Relations:

Blaine Bailey, blaine@thoughtshare.com
* Phone toll free: 1.877.832.7789
* E-mail: investor@thoughtshare.com
* Or visit: <http://www.thoughtshare.com>

About Convera

Convera is a leading provider of software products that access, organize and utilize enterprise data, whether text, video, audio or image files. Convera's advanced technologies and products enable organizations to optimize the value of all their content, establishing an information infrastructure that effortlessly scales to provide large numbers of users with fast, accurate, web-enabled access to all relevant information for a broad range of business critical applications including enterprise portals, knowledge management, customer relationship management and many more. Convera serves over 750 customers in 29 countries from its offices throughout the U.S. and Europe. For more information, contact Convera at 800-788-7758, via e-mail at info@convera.com or on the Web at <http://www.convera.com>.

This release, including any statements from Convera personnel, contains statements about Convera's future expectations, performance, plans, and prospects, as well as assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and trends; continued success in technological advances; possible disruption in commercial activities caused by terrorist activity and armed conflict, such as changes in logistics and security arrangements; reduced customer demand relative to expectations; competitive factors; and other risk factors listed from time to time in the company's SEC reports. Actual results may differ materially from expectations as the result of these and other important factors relating to Convera's business and product development efforts, which are further described in Convera's filings with the Securities and Exchange Commission. These filings can be obtained from the SEC's website located at www.sec.gov. Any forward-looking statements are based on information available to Convera on the date of this release, and Convera assumes no obligation to update such statements.

Convera Contact:
John Murray
703 761 3700
jmurray@convera.com

**ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.**

"Fred Fabro"

Fred Fabro, President

82-2442

U.S. POST OFFICE DELAYED

BC FORM 53-901F
(formerly Form 27)

***SECURITIES ACT* (BRITISH COLUMBIA)**
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT



RECEIVED
JAN 30 2002
352
SECTION

1. Reporting Issuer

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. Date of Material Change

December 18, 2001

3. Press Release

Issued on December 18, 2001 and disseminated through the facilities of Canada Stockwatch and Market News.

4. Summary of Material Change(s)

Convera (Nasdaq: CNVR) and ThoughtShare Communications have reached a key strategic technology alliance to sell Convera's search and retrieval technology in conjunction with ThoughtShare's information-organization technology throughout North America. The companies will start with a focus on biotech and e-learning markets.

5. Full Description of Material Change(s)

see attached news release

6. Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

Marilyn Wong
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 18th day of December, 2001.

THOUGHTSHARE COMMUNICATIONS INC.
per:

"Marilyn Wong" 

Marilyn Wong, Corporate Secretary

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Convera and ThoughtShare Reach Strategic Technology Alliance for Push into Biotech and E-Learning Markets

Vancouver, BC (December 18, 2001) -- Convera (Nasdaq: CNVR) and ThoughtShare Communications have reached a key strategic technology alliance to sell Convera's search and retrieval technology in conjunction with ThoughtShare's information-organization technology throughout North America. The companies will start with a focus on biotech and e-learning markets.

The alliance agreement enables Convera's RetrievalWare® search and retrieval solution, which can intelligently access, organize and utilize the contents of 250 common corporate file formats and return results based on keyword or concept searches, to transparently work with ThoughtShare's technology. ThoughtShare's Thoughtscape technology helps researchers quickly visualize, organize and report relevant portions of those results to others in large enterprises and government departments.

Pat Condo, president and CEO, Convera, says, "This alliance will enable ThoughtShare customers to find the answers they need from whatever structured or unstructured information sources they have at their disposal by combining Convera RetrievalWare, our highly scalable and extraordinarily accurate search, retrieval and categorization solution, with ThoughtShare's personal e-research tools."

ThoughtShare President Fred Fabro says, "Our products are completely complementary. With this combination, researchers are able to quickly, easily turn the chaos of data into focused, relevant knowledge, and turn it to their competitive advantage."

"The two companies have also agreed on a marketing strategy," adds Fabro. "We both want to win more customers in the biotech and e-learning industries, so we'll focus on those areas first. The agreement also gives us the flexibility to sell Convera software and services with Thoughtscape and our services to any industry. As the relationship grows, we'll be able to easily expand into other markets with Convera's products and services, coupled with our own technology. Having Convera products and services in our briefcase will help to open a lot of doors."

ThoughtShare's major product line, called Thoughtscape, is specifically designed to make it easier to take the results of search engines and create knowledge by helping researchers package it, organize it, store it, report it and share it with others. This increases the value of the knowledge, and gives a competitive advantage to organizations that use it. Thoughtscape works well in modular combinations, and with the knowledge-management software of other companies. Until now, Thoughtscape had focused on web-based search engines, but this agreement significantly improves ThoughtShare's ability to deal with the results of searching internal libraries of data held by large enterprises.

"When we evaluate partnership opportunities like Convera, one of our main interests is the technology advantage our clients get out of the partnership," said Fabro. "The overall benefit of this agreement is our ability to be of more value to our clients. Our slogan has been that ThoughtShare tools start where search

engines stop. Well, Convera provides us with a search-engine component for our clients who need intelligent data retrieval. We'll also be able to leverage Convera's expertise in the biotech and e-learning markets as Convera targets companies in these fields. When we combine ThoughtShare's products and abilities with that of Convera's, we can provide our clients with the tools to seek out information, provide context for it -- that's when information becomes knowledge -- and then easily package and display the results."

-- 30 --

All dollar figures mentioned are in U.S. currency unless otherwise noted.

About ThoughtShare
ThoughtShare Communications is a leading developer of knowledge technologies. These offer knowledge workers an intuitive way to extract and create knowledge from multiple information sources.

ThoughtShare's knowledge technologies include the Thoughtscape suite of personal e-research tools, which start where search engines stop. They help people increase the value of their research and gain a competitive edge in today's global marketplace.

Thoughtscape's 3-minute demo using Flash (requires sound for narration): <http://www.thoughtshare.com/products/thoughtscape/thoughtscape_flash.html>

ThoughtShare is a public company based in Vancouver, Canada, and trades on the Canadian Venture Exchange (CDNX) under the symbol THO.V.

ThoughtShare Investor Relations:
Blaine Bailey, blaine@thoughtshare.com
* Phone toll free: 1.877.832.7789
* E-mail: investor@thoughtshare.com
* Or visit: <http://www.thoughtshare.com>

About Convera
Convera is a leading provider of software products that access, organize and utilize enterprise data, whether text, video, audio or image files. Convera's advanced technologies and products enable organizations to optimize the value of all their content, establishing an information infrastructure that effortlessly scales to provide large numbers of users with fast, accurate, web-enabled access to all relevant information for a broad range of business critical applications including enterprise portals, knowledge management, customer relationship management and many more. Convera serves over 750 customers in 29 countries from its offices throughout the U.S. and Europe. For more information, contact Convera at 800-788-7758, via e-mail at info@convera.com or on the Web at <http://www.convera.com>.

This release, including any statements from Convera personnel, contains statements about Convera's future expectations, performance, plans, and prospects, as well as assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and trends; continued success in technological advances; possible disruption in commercial activities caused by terrorist activity and armed conflict, such as changes in logistics and security arrangements; reduced customer demand relative to expectations; competitive factors; and other risk factors listed from time to time in the company's SEC reports. Actual results may differ materially from expectations as the result of these and other important factors relating to Convera's business and product

development efforts, which are further described in Convera's filings with the Securities and Exchange Commission. These filings can be obtained from the SEC's website located at www.sec.gov. Any forward-looking statements are based on information available to Convera on the date of this release, and Convera assumes no obligation to update such statements.

Convera Contact:
John Murray
703 761 3700
jmurray@convera.com

ON BEHALF OF THE BOARD OF THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President